UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-42259

JBDI Holdings Limited

(Exact name of registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

34 Gul Crescent

Singapore 629538

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

Resignation of Directors

On September 18, 2026, Mr. Han Yee Yen tendered his resignation as an independent director of JBDI Holdings Limited (the “Company”), effective immediately. Upon the effectiveness of his resignation, Mr. Han Yee Yen also ceased to serve as chairman of the audit committee and as a member of the compensation committee and the nomination committee of the board of directors of the Company (the “Board”).

On September 18, 2026, Mr. Lim Geok Peng tendered his resignation as an independent director of the Company, effective immediately. Upon the effectiveness of his resignation, Mr. Lim Geok Peng also ceased to serve as chairman of the compensation committee and as a member of the audit committee and the nomination committee of the Board.

Each of Mr. Han Yee Yen and Mr. Lim Geok Peng has informed the Company that his resignation is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

The Board would like to express its sincere gratitude to Mr. Han Yee Yen and Mr. Lim Geok Peng for their contributions to the Company during their tenure of office.

Appointment of Directors and Change in Composition of Board Committees

On September 18, 2026, upon the recommendation of the nomination committee of the Board (the “Nomination Committee”), the Board appointed Mr. Ming Gu (“Mr. Gu”) and Mr. Vinoth Varatharajan (“Mr. Varatharajan”) as independent directors of the Company, effective September 18, 2026.

Mr. Gu was appointed as chairman of the audit committee of the Board (the “Audit Committee”) and as a member of the compensation committee of the Board (the “Compensation Committee”) and the Nomination Committee.

Mr. Varatharajan was appointed as chairman of the Compensation Committee and as a member of the Audit Committee and the Nomination Committee.

After the changes described above and effective from September 18, 2026,

●

the Board consists of five (5) Directors, including two (2) Executive Directors, namely Mr. Lim Chwee Poh and Mr. Liang Zhao Rong, and three (3) Independent Directors, namely Mr. Gu, Mr. Varatharajan, and Ms. Ng Siew Cher (“Ms. Ng”);

●	the Audit Committee consists of Mr. Gu, Mr. Varatharajan, and Ms. Ng, with Mr. Gu serving as the chairman of the Audit Committee;
●	the Compensation Committee consists of Mr. Gu, Mr. Varatharajan, and Ms. Ng, with Mr. Varatharajan serving as the chairman of the Compensation Committee; and
●	the Nomination Committee consists of Mr. Gu, Mr. Varatharajan, and Ms. Ng, with Ms. Ng serving as the chairman of the Nomination Committee.

Set forth below is certain biographical information regarding the background and experience of Mr. Gu and Mr. Varatharajan:

Mr. Ming Gu, aged 62, has served since 2021 as finance manager of Saliance Global Holdings Ltd., a holding company based in Vancouver, British Columbia, Canada, whose subsidiaries are principally engaged in the hotels and resorts and energy businesses. From July 2008 to October 2021, Mr. Gu served as senior general ledger accountant and financial analyst of New West Gypsum Recycling (BC) Inc. and Cloverdale Disposal Ltd. Mr. Gu is a Certified Public Accountant licensed in the State of Washington and a member of the American Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. Mr. Gu received a bachelor’s degree in mathematics from Henan Normal University in the People’s Republic of China in 1985 and a master’s degree in applied mathematics from Central South University of Technology in the People’s Republic of China in 1988.

Mr. Vinoth Varatharajan, aged 41, has served since 2022 as founder and chief executive officer of KT Secure, a UK provider of cryptographic infrastructure and cybersecurity services and of artificial intelligence and cryptographic advisory services. Since 2023, Mr. Varatharajan has also served as co-founder and chief executive officer of Precogs.ai, an artificial intelligence company. From 2006 to 2014, Mr. Varatharajan worked in the corporate finance and banking function of Lycamobile Group, a telecommunications group, where he was responsible for banking relationships, real estate lending and acquisition finance. Mr. Varatharajan received a Bachelor of Science degree with honours in economics from Queen Mary, University of London, in 2006.

The Board has determined that each of Mr. Gu and Mr. Varatharajan qualifies as an “independent director” within the meaning of Nasdaq Listing Rule 5605(a)(2) and satisfies the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, based on an evaluation of the relationships between the Company and each of Mr. Gu and Mr. Varatharajan.

The Board has determined that Mr. Gu meets the applicable independence requirements for chairman of the Audit Committee under Section 301 of the Sarbanes-Oxley Act of 2002, as amended, Rule 10A-3(b)(1) of the Exchange Act, as amended, and Nasdaq Listing Rule 5605(c)(2).

The Board has further determined that Mr. Gu qualifies as an “audit committee financial expert”, as that term is defined in Item 16A(b) of Form 20-F, and satisfies the financial sophistication requirements of Nasdaq Listing Rule 5605(c)(2)(A), based on his education, experience, and professional background.

The Board believes Mr. Gu and Mr. Varatharajan will bring broad management experience to the Company and would like to take this opportunity to welcome Mr. Gu and Mr. Varatharajan in joining the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JBDI Holdings Limited

Date: September 18, 2026	By:	/s/ Lim Chwee Poh
	Name:	Lim Chwee Poh
	Title:	Executive Director and Principal Executive Officer